Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Merger-related filings in S.C.

April 25, 2011

IN BRIEF

On April 25, Duke Energy Corporation and Progress Energy Inc. jointly filed an application with the S.C. Public Service Commission (SCPSC), requesting approval of the future combination of their respective electric utilities, Duke Energy Carolinas (DEC) and Progress Energy Carolinas (PEC), and a joint-dispatch agreement.

Because the companies expect to combine DEC and PEC into a single utility in the future, Duke Energy and Progress Energy are seeking the SCPSC’s approval of the eventual combination of the Carolinas utilities. Today’s filings describe the same expected benefits of the merger of DEC and PEC as the merger-related filings made with the N.C. Utilities Commission (NCUC) April 4.

EXPECTED BENEFITS - CAROLINAS

•         The merger of Progress Energy and Duke Energy will create estimated savings of approximately $700 million in the Carolinas over the first five years after the merger is completed through efficiencies gained by jointly operating and managing the Carolinas utilities’ power plant systems and through reduced fuel costs.

▪         The creation of joint-dispatch capability (the ability to jointly dispatch the two generation fleets as a single system to serve both utilities’ customers) is expected to reduce the combined company’s fuel costs by more than $360 million in the first five years after the merger is completed (2012-2016). These savings come from the use of the combined system’s lowest-cost generation to meet our total customer demand. The savings (which will help offset fuel cost increases) should flow directly to customers through the annual adjustment of the fuel component in retail rates, beginning in 2012.

▪         Further fuel savings are anticipated as the companies leverage best practices for fuel procurement and use, including rail transportation services and coal blending practices, purchases of limestone and other reagents used for emission reduction and elimination of duplicative fuel-related functions. These initiatives are estimated to save more than $330 million in the first five years after the merger of Duke Energy and Progress Energy is completed (2012-2016).

•         The combination of Duke Energy and Progress Energy will allow DEC and PEC to implement a single Open Access Transmission Tariff for our service territories. The tariff will reduce the cost for wholesale customers to move power between and through both utility systems, because they will pay only one transmission charge (versus two today).

EXPECTED BENEFITS – ALL STATES

•         The merger of Duke Energy and Progress Energy will create the nation’s largest electric utility, as measured by enterprise value, market capitalization, generation assets, customers and numerous other criteria. The combined company will have more than 7.1 million electric customers in six states and the largest regulated nuclear fleet in the country.

•         Other savings should occur over time as a result of the combination of Duke Energy and Progress Energy and integration of the companies’ information technology systems, supply-chain functions, generation operations, corporate and administrative programs and inventories. Savings will be reflected in customer rates over time as they are achieved.

•         The fuel and future integration cost savings (announced April 4) do not reflect any savings associated with involuntary workforce reductions. Over time, Progress Energy, Duke Energy, PEC and DEC expect their combined workforces to be reduced compared to continued operation as unaffiliated companies. As much as possible, the companies will manage the reductions through retirements, employee attrition, managing vacancies and similar measures, rather than through forced layoffs.

•         The savings from Duke Energy and Progress Energy operating as a combined company will help offset the impact of expected rate increases in the next few years. The entire U.S. electric infrastructure faces rising costs as aging infrastructure is replaced and as new federal and state regulations become applicable. The merger of Duke Energy and Progress Energy should enable the companies to make these significant investments with lower overall impact to customers.

Q&A

Why are the companies making merger filings in South Carolina?

The companies have always planned to make merger-related filings in South Carolina, including initially seeking approval of the joint-dispatch agreement and later seeking approval for PEC and DEC to merge. Based on further review, it was determined that Progress Energy and Duke Energy should seek approval at this time of both the joint-dispatch agreement and the merger of the utilities.

When will the future business combination of DEC and PEC take place?

The future business combination of DEC and PEC is not expected to occur for several years. Before any combination of the utilities could occur, numerous aspects of their operations must be addressed, including determination of business practices, operating procedures, equipment specifications, uniform rate schedules, service regulations and computer systems.  When those operational issues have been addressed and the operating companies are prepared to submit uniform rate schedules and service regulations for the combined electric utility to operate in South Carolina and North Carolina, those documents will be submitted to the relevant commissions for approval.

Why are the companies asking for approval of a future combination of DEC and PEC in South Carolina but not in North Carolina?

Since DEC and PEC are required to file now for approval of the joint-dispatch agreement, it was decided to combine that application with the application for approval of the merger of DEC and PEC.

How can the SCPSC approve a future business combination of Duke Energy Carolinas and Progress Energy Carolinas without details such as timeline and structure?

The primary benefits to PEC’s and DEC’s Carolina customers of the combination of Duke Energy and Progress Energy can be clearly articulated now. If there are issues related to the combination of DEC and PEC that cannot be addressed at this time, PEC and DEC can provide reports and updates to the SCPSC to address these issues.

What other regulatory approvals will be needed for the future business combination of DEC and PEC?

At this time, it is unclear what other regulatory approvals will be needed for a future combination of PEC and DEC to occur. We expect that at minimum, Federal Energy Regulatory Commission approval will be required. A direct transfer of PEC’s nuclear operating licenses must also be approved by the Nuclear Regulatory Commission.  This future combination is not expected to occur for a number of years. Our current focus is on the holding company merger and integration planning. We don’t have detailed information about the future business combination, and will seek the necessary regulatory approvals of the future combination when detailed information is available and when the timing of the combination is more certain.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning.  Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011 and April 25, 2011 Duke Energy filed with the SEC amendments to that Registration Statement. These materials are not yet final and may be further amended.  Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.